Exhibit 99.2

TAT TECHNOLOGIES LTD.

Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited condensed consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “TAT”, “the Company” and “our company” refer to TAT Technologies Ltd.

All references in this Report to “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Israeli currency”, “NIS”, and “ILS” refer to Israeli New Shekels.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Company Overview

TAT is reliant on the robustness of the commercial and military aerospace and ground defense industries. Any downturn in these industries could weaken demand for its solutions and services and negatively impact its financial results. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, is the expenditure on selling and marketing expenses and general and administrative expenses. While TAT closely monitors its operating expenses to prevent unnecessary spending, we believe that these operating expenses may increase in the future in accordance with our plans to grow the business.

TAT’s research and development expenses are related to new products and technologies or significant improvement of existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, insurance premiums and general corporate expenses and related costs for facilities and equipment.

Results of operations

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit, operating income and EBITDA. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The results of operations presented below should be reviewed in conjunction with the unaudited condensed consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing in our Annual Report, and Item 5 - “Operating and Financial Review and Prospects” of our Annual Report.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
U.S. dollars in thousands	Amount	%	Amount	%	Amount	%	Amount	%
Revenues:
Products	$15,329	29.0%	$12,463	28.9%	$29,235	31.1%	$25,187	29.5%
Services	37,609	71.0%	30,641	71.1%	64,850	68.9%	60,059	70.5%
	52,938	100.0%	43,104	100.0%	94,085	100.0%	85,246	100.0%
Cost of goods:
Products	10,775	20.4%	9,112	21.1%	20,874	22.2%	17,443	20.5%
Services	28,843	54.5%	23,167	53.7%	49,860	53.0%	47,024	55.2%
	39,618	74.8%	32,279	74.9%	70,734	75.2%	64,467	75.6%
Gross profit	13,320	25.2%	10,825	25.1%	23,351	24.8%	20,779	24.4%
Operating expenses:
Research and development, net	535	1.0%	240	0.6%	1,106	1.2%	564	0.7%
Selling and marketing	2,530	4.8%	2,185	5.1%	4,712	5.0%	4,113	4.8%
General and administrative	4,632	8.7%	3,965	9.2%	8,925	9.5%	7,497	8.8%
	7,697	14.5%	6,390	14.8%	14,743	15.7%	12,174	14.3%
Operating income	5,623	10.6%	4,435	10.3%	8,608	9.1%	8,605	10.1%
Gain on sale of equity investment	4,324	8.2%	-	-	4,324	4.6%	-	-
Interest expenses	(182)	(0.3)%	(324)	(0.8)%	(330)	(0.4)%	(659)	(0.8)%
Other financial expenses, net	(368)	(0.7)%	(776)	(1.8)%	(181)	(0.2)%	(499)	(0.6)%
Income before taxes on income	9,397	17.8%	3,335	7.7%	12,421	13.2%	7,447	8.7%
Provision for taxes on income	1,911	3.6%	211	0.5%	2,056	2.2%	803	0.9%
Profit before share of equity investment	7,486	14.1%	3,124	7.2%	10,365	11.0%	6,644	7.8%
Share in profits of equity investment of affiliated companies	585	1.1%	318	0.7%	1,106	1.2%	611	0.7%
Net income	$8,071	15.2%	$3,442	8.0%	$11,471	12.2%	$7,255	8.5%

Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);

(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);

(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

	Three months ended June 30,		Change		Six months ended June 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$11,131	$9,608	$1,523	15.9%	$21,871	$19,694	$2,177	11.1%
MRO services for heat transfer components and OEM of heat transfer solutions	12,005	11,578	427	3.7%	23,128	24,055	(927)	(3.9)%
MRO services for aviation components	27,704	19,996	7,708	38.5%	44,577	38,294	6,283	16.4%
Overhaul and coating of jet engine components	2,264	2,252	12	0.5%	4,820	4,438	382	8.6%
Eliminations	(166)	(330)	164	(49.7)%	(311)	(1,235)	924	(74.8)%
Total revenue	$52,938	$43,104	$9,834	22.8%	$94,085	$85,246	$8,839	10.4%

Total revenues were $52.9 million for the three months ended June 30, 2026, compared to $43.1 million for the same period in 2025, a 22.8% increase. Total revenues were $94.1 million for the six months ended June 30, 2026, compared to $85.2 million for the same period in 2025, a 10.4% increase. The change in revenues reflects a mixed performance across our operating segments. Revenues increased in both the OEM of heat transfer solutions and aviation accessories segment, MRO services for heat transfer components and OEM heat transfer solutions segment, and in the MRO services for aviation components segment.

Cost of revenues

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct and indirect labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported periods.

	Three months ended June 30,		Change		Six months ended June 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$8,252	$6,714	$1,538	22.9%	15,974	13,887	$2,087	15.0%
MRO services for heat transfer components and OEM of heat transfer solutions	8,697	8,139	558	6.9%	16,290	16,962	(672)	(4.0)%
MRO services for aviation components	21,325	16,700	4,625	27.7%	35,790	32,745	3,045	9.3%
Overhaul and coating of jet engine components	1,540	1,083	457	42.2%	3,079	2,191	888	40.5%
Eliminations	(196)	(357)	161	(45.1)%	(399)	(1,318)	919	(69.7)%
Total cost of revenue	39,618	32,279	7,339	22.7%	70,734	64,467	6,267	9.7%

Gross profit	$13,320	$10,825	$2,495	23.0%	$23,351	$20,779	$2,572	12.4%

Cost of revenues was $39.6 million for the three months ended June 30, 2026, compared to $32.3 million for the same period in 2025, a 22.7% increase. As a percentage of revenues, gross profit increased to 25.2% for the three months ended June 30, 2026, from 25.1% in the prior period.

Cost of revenues was $70.7 million for the six months ended June 30, 2026, compared to $64.5 million for the same period in 2025, a 9.7% increase. As a percentage of revenues, gross profit increased to 24.8% for the six months ended June 30, 2026, from 24.4% in the prior period.

The increase in gross profit was primarily driven by a more favorable mix of segment revenues and improved operating efficiencies. The improvement in cost of revenues as a percentage of revenues reflects better absorption of fixed manufacturing overhead and continued focus on cost management across our operations.

Operating expenses

Research and development expenses, net

Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses

Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses

General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

	Three months ended June 30,		Change		Six months ended June 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

Research and development, net	$535	$240	$295	122.9%	$1,106	$564	$542	96.1%
Selling and marketing	2,530	2,185	345	15.8%	4,712	4,113	599	14.6%
General and administrative	4,632	3,965	667	16.8%	8,925	7,497	1,428	19.0%
Total operating expenses	$7,697	$6,390	$1,307	20.45%	$14,743	$12,174	$2,569	21.10%

Research and development, net

Research and development expenses were $0.5 million for the three months ended June 30, 2026, an increase of 122.9% compared to $0.2 million for the same period in 2025. As a percentage of revenues, research and development expenses were 1.0% for the three months ended June 30, 2026, compared to 0.6% in the prior period.

Research and development expenses were $1.1 million for the six months ended June 30, 2026, an increase of 96.1% compared to $0.6 million for the same period in 2025. As a percentage of revenues, research and development expenses were 1.2% for the six months ended June 30, 2026, compared to 0.7% in the prior period.

The increase was primarily driven by higher personnel-related costs associated with additional headcount and increased spending on materials and supplies to support the launch of our new FutureWorks R&D Lab and development cost of our NewGen thermal solution. These expenditures reflect our continued investment in innovation and product development capabilities.

Selling and marketing

Selling and marketing expenses were $2.5 million for the three months ended June 30, 2026, compared to $2.2 million for the three months ended June 30, 2025. Selling and marketing expenses represented 4.8% of revenues for the three months ended June 30, 2026, compared to 5.1% in the prior period.

Selling and marketing expenses were $4.7 million for the six months ended June 30, 2026, compared to $4.1 million for the six months ended June 30, 2025. Selling and marketing expenses represented 5.0% of revenues for the three months ended June 30, 2026, compared to 4.8% in the prior period.

The increase reflects higher promotional activity and continued investment in brand-building initiatives to support revenue growth.

General and administrative

General and administrative expenses increased 16.8% to $4.6 million for the three months ended June 30, 2026, from $4.0 million for the same period in 2025. General and administrative expenses were 8.7% of revenues for the three months ended June 30, 2026, compared to 9.2% in the prior period.

General and administrative expenses increased 19.0% to $8.9 million for the six months ended June 30, 2026, from $7.5 million for the same period in 2025. General and administrative expenses were 9.5% of revenues for the three months ended June 30, 2026, compared to 8.8% in the prior period.

The increase was primarily driven by higher personnel-related expenses, including additional headcount to improve the finance department capabilities given the change in our regulatory environment, stock-based compensation, and severance. These increases are consistent with our long-term strategy to strengthen our organizational infrastructure in support of both organic and inorganic growth initiatives.

Other expenses (income)

Interest expenses, net

Interest expenses, net consist of interest income and expense. Interest income and expenses relate to the interest received from or paid to banks for the outstanding deposits and debts, respectively.

Other financial expenses, net

Other financial income, net included foreign exchange gain (loss) for the changes in rate of the ILS or other currencies against the U.S. dollar.

Provision for taxes on income

Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

	Three months ended June 30,		Change		Six months ended June 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

Gain on sale of equity investment	$4,324	$-	$4,324	-	$4,324	-	$4,324	-
Interest expenses	(182)	(324)	142	(43.8)%	(330)	$(659)	329	(49.9)%
Other financial expenses, net	(368)	(776)	408	(52.6)%	(181)	(499)	318	(63.7)%
Provision for taxes on income	1,911	211	1,700	805.7%	2,056	803	1,253	156.0%
Share in profits of equity investment of affiliated companies	585	318	267	84.0%	1,106	611	495	81.0%

Gain on sale of equity investments

The Company realized gain of approximately $4.3 million upon receipt of aggregate proceeds of $4.5 million from the sale of its non-controlling interest of less than 5% in First Aviation Services Inc.

Interest expenses, net

Interest expense was $0.2 million for the three months ended June 30, 2026, compared to $0.3 million for the same period in 2025. Interest expense represented 0.3% of revenues for the three months ended June 30, 2026, compared to 0.8% in the prior period.

Interest expense, net was $0.3 million for the six months ended June 30, 2026, compared to $0.7 million for the same period in 2025. Interest expense represented 0.4% of revenues for the six months ended June 30, 2026, compared to 0.8% in the prior period.

The decrease reflects reduced average outstanding debt during the period.

Other financial expenses, net

Other financial expenses, net was $0.4 million for the three months ended June 30, 2026, compared to $0.8 million for the same period in 2025. As a percentage of revenues, other financial income, net was 0.7% for the three months ended June 30, 2026, compared to 1.8% in the prior period.

Other financial income, net was $0.2 million for the six months ended June 30, 2026, compared to $0.5 million for the same period in 2025. As a percentage of revenues, other financial income, net was 0.2% for the six months ended June 30, 2026, compared to 0.6% in the prior period.

The change was primarily driven by interest income earned on money market placements, offset by higher foreign exchange losses related to the revaluation of long-term loans and monetary accounts denominated in Israeli Shekel. These losses resulted from fluctuations in the U.S. dollar/ILS exchange rate during the first half of 2026.

Provision for taxes on income

Provision for taxes on income was $1.9 million for the three months ended June 30, 2026, compared to $0.2 million for the same period in 2025. The increase primarily reflects higher taxable income and the impact of jurisdictional mix during the period. As a percentage of revenues, the provision for taxes on income was 3.6% for the three months ended June 30, 2026, compared to 0.5% in the prior period.

Provision for taxes on income was $2.1 million for the six months ended June 30, 2026, compared to $0.8 million for the same period in 2025. The increase primarily reflects higher taxable income and the impact of jurisdictional mix during the period. As a percentage of revenues, the provision for taxes on income was 2.2% for the six months ended June 30, 2026, compared to 0.9% in the prior period.

Share in profits of equity investment of affiliated companies

Share in profits of equity-method investees amounted to a gain of $0.6 million for the three months ended June 30, 2026, compared to a gain of $0.3 million for the same period in 2025. Share in profits of equity-method investees amounted to a gain of $1.1 million for the six months ended June 30, 2026, compared to a gain of $0.6 million for the same period in 2025. The increase reflects improved operating performance of the affiliated companies during the period.

Liquidity and Capital Resources

As of June 30, 2026, TAT had cash and cash equivalents of $54.6 million, compared to $51.3 million as of December 31, 2025, reflecting an increase of $3.3 million during the period.

On June 4, 2026, the Company entered into a senior secured credit agreement (the “Credit Agreement”) with a syndicate of bank lenders. The Credit Agreement provides for a $75.0 million revolving credit facility (the “Revolving Facility”), with an incremental feature by an aggregate amount not to exceed the greater of $25.0 million and 100% of consolidated EBITDA as of the most recently completed fiscal quarter. The Credit Facility also includes a $2.5 million swingline sub-facility and up to $5.0 million in letters of credit, with a maturity date of June 4, 2029. The Revolving Facility may be used for working capital, capital expenditures, acquisitions, refinancing of existing indebtedness, and other general corporate purposes. At closing, the Company utilized initial borrowings under the Revolving Facility to repay certain existing indebtedness and transaction-related obligations amounting to $10.9 million. In addition, approximately $0.7 million of financing fees and lender-related costs were incurred in connection with the transaction, including upfront loan and syndication fees. As a result of these transactions, the Revolving Facility effectively refinanced and replaced prior credit arrangements, simplifying the Company’s capital structure. As of June 30, 2026, the Company had $11.5 million in outstanding borrowings under the Revolving Facility, and $88.5 million available for future borrowings.

Capital expenditure totaled $2.6 million for the six months ended June 30, 2026. These investments were funded primarily through existing cash resources and cash generated from operations. TAT expects that its current cash position, together with anticipated operating cash flows, will be sufficient to fund planned capital expenditures and ongoing operational needs.

Management believes that anticipated cash flows from operations, combined with current cash balances, will be adequate to meet the Company’s liquidity requirements for at least the next 12 months from the issuance date of the unaudited financial statements. Future capital requirements will depend on a variety of factors, including the pace of revenue growth, expansion of selling and marketing activities, entry into new markets, and the timing of new product and service introductions.

Cash Flows

The following table summarizes TAT’s statements cash flows for the periods presented:

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2026	2025	2026	2025

Net cash (used in) provided by operating activities	$(562)	$6,949	$1,388	$1,914

Net cash provided by (used in) investing activities	3,354	(3,305)	1,934	(6,167)

Net cash provided by (used in) financing activities	292	34,495	(259)	40,293

Net increase in cash and cash equivalents	3,084	38,139	3,063	36,040

Cash and cash equivalents and restricted cash at beginning of the period	51,545	5,335	51,566	7,434

Cash and cash equivalents and restricted cash at end of the period	$54,629	$43,474	$54,629	$43,474

Net cash used in operating activities for the three months ended June 30, 2026, amounted to $0.6 million, compared to net cash used in operating activities of $6.9 million for the three months June 30, 2025. Net cash provided by operating activities for the six months ended June 30, 2026, amounted to approximately $1.4 million, compared to net cash used provided by operating activities of $1.9 million for the six months June 30, 2025.

Net cash used in operating activities was $0.6 million for the three months ended June 30, 2026, reflecting the combined impact of operating performance and working capital movements. Operating cash inflows were primarily driven by a $2.4 million increases in trade accounts payable, largely due to the timing of inventory-related purchases and $1.4 million decrease in prepaid expenses and other current assets. These inflows were offset by an increase of $8.3 million in trade accounts receivable and a $3.5 million increases in inventory. Net cash provided by operating activities was $1.4 million for the six months ended June 30, 2026, reflecting the combined impact of operating performance and working capital movements. Operating cash inflows were primarily driven by a $4.9 million increase in trade accounts payable, largely due to the timing of inventory-related purchases. These inflows were offset by an increase of $5.4 million in trade accounts receivable and a $9.9 million increase in inventory.

For the three months ended June 30, 2026 and 2025, net cash provided by investing activities was $3.4 million and net cash used in investing activities of $3.3 million, respectively. For the six months ended June 30, 2026 and 2025, net cash provided by investing activities was $1.9 million and net cash used in investing activities of $6.2 million, respectively. The cash provided by investing activities was driven by the $4.5 million proceeds from the sale of its non-controlling interest of less than 5% in First Aviation Services Inc. This was partially offset by cash usage attributed to investments in machinery and equipment for strategic improvements at the Company’s various operating facilities.

For the three months ended June 30, 2026 and 2025, net cash provided by financing activities was $0.3 million and $34.5 million, respectively. For the six months ended June 30, 2026 and 2025, net cash used in financing activities was $0.3 million and net cash provided by financing activities was $40.3 million, respectively. Net cash provided by financing activities was primarily attributable to the proceeds on the new revolving facility, options exercises and repayments of long-term debts. The prior year activity was driven by the public equity offering that was completed which generated net proceeds for the Company after issuance costs of $45.7 million.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.